Exhibit 99.1

Cheetah Mobile Announces First Quarter 2020

Unaudited Consolidated Financial Results

BEIJING, June 10, 2020 — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company with global market coverage, today announced its unaudited consolidated financial results for the first quarter ended March 31, 2020.

Management Commentary

Mr. Sheng Fu, Cheetah Mobile’s Chairman and Chief Executive Officer, stated, “In the first quarter of 2020, we continued to streamline our operations in the mobile Internet business and implement strict cost and expense controls to reduce our losses from the previous quarter. Total cost and expenses decreased by 38.4% year over year and 20.2% sequentially in the quarter. Gross margin grew to 72.0% in the quarter from 66.2% in the same period last year and from 70.2% in the previous quarter. Non-GAAP operating loss was RMB141 million in the quarter, decreasing from RMB203 million in the previous quarter. Notably, non-GAAP operating profit for our mobile Internet business, namely our utility products and related services and our mobile games businesses, increased to RMB7.8 million in the quarter from a non-GAAP operating loss of RMB91.7 million in the previous quarter. In addition, we continued to execute our AI strategy to rejuvenate our long-term growth. The recent outbreak of COVID-19 has led to increased number of use cases for our robotics products and solutions in hospitals and public transit while increasing customer awareness for the service at the same time. However, we do not expect our robotics business to generate significant revenues in the near term.”

Mr. Thomas Ren, Cheetah Mobile’s Chief Financial Officer, commented, “In addition to our improved operating results, we continued to review our investment portfolio and selectively liquidate some of our investments. Recently, we disposed of our remaining equity ownership in Bytedance Ltd., which will result in a gain on investment of approximately US$66 million in the second quarter of 2020. We also continued to return cash to our shareholders. Recently, our Board approved a special cash dividend of US$1.44 per ADS. The aggregate amount of the cash dividends was approximately US$200 million. Importantly, Cheetah Mobile’s cash position remains strong, even after paying out this special cash dividend.”

First Quarter 2020 Consolidated Financial Results

REVENUES

Total revenues were RMB528.1 million (US$74.6 million) in the first quarter of 2020, representing a decrease of 51.4% year over year. Excluding the impact resulting from the deconsolidation of LiveMe’s revenues, total revenues decreased by 36.4% year over year in the first quarter of 2020.

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Revenues from utility products and related services decreased by 57.7% year over year to RMB210.8 million (US$29.8 million) in the first quarter of 2020. The year-over-over decrease was primarily due to (i) a decline in the Company’s mobile utility product business in overseas markets, (ii) a decline in the Company’s mobile utility product business in the domestic market, and (iii) a decline in PC-related revenues. In the first quarter of 2020, approximately 71.0% of the Company’s revenues from its utility products and related services business were generated from advertising while the remaining portion of revenues were generated from other sources, such as anti-virus software sales and office software sales.

Revenues from the Company’s mobile utility product business in overseas markets decreased by 62.6% year over year to RMB54.3 million in first quarter of 2020. This decrease was mainly due to the suspension of the Company’s advertising collaborations with Google since February 2020. On February 21, 2020, the Company announced that the Company’s Google Play Store, Google AdMob, and Google AdManager accounts had been disabled, which adversely affected its ability to attract new users and generate revenue from Google. Revenues from the Company’s mobile utility product business in the domestic market decreased by 75.4% year over year to RMB62.1 million in the first quarter of 2020 as a result of the headwinds in the domestic online advertising market. Our advertising customers that were negatively impacted by the outbreak of COVID-19 reduced their budgets on online advertising and marketing, which materially adversely impacted our revenue from online marketing services. PC-related revenues decreased by 5.8% year over year to RMB94.5 million in the first quarter of 2020 as internet traffic in China continued to migrate from PCs to mobile devices.

Revenues from the mobile games business decreased by 5.3% year over year to RMB285.5 million (US$40.3 million) in the first quarter of 2020. This decrease was primarily attributable to the suspension of the Company’s advertising collaborations with Google since February 2020. In the first quarter of 2020, approximately 69.9% of the Company’s revenues from its mobile games business were generated from advertising while the remaining portion of revenues were generated from in-game purchases.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues decreased by 59.7% year over year to RMB147.7 million (US$20.9 million) in the first quarter of 2020. The decrease was primarily due to the deconsolidation of LiveMe. Non-GAAP cost of revenues decreased by 59.7% year over year to RMB147.6 million (US$20.9 million) in the first quarter of 2020.

Gross profit decreased by 47.1% year over year to RMB380.4 million (US$53.7 million) in the first quarter of 2020. Non-GAAP gross profit decreased by 47.1% year over year to RMB380.4 million (US$53.7 million) in the first quarter of 2020.

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Gross margin was 72.0% in the first quarter of 2020, compared to 66.2% in the same period last year. Non-GAAP gross margin was 72.0% in the first quarter of 2020, compared to 66.2% in the same period last year.

OPERATING INCOME/LOSS AND EXPENSES

Total operating expenses decreased by 28.2% year over year to RMB528.4 million (US$74.6 million) in the first quarter of 2020. Total non-GAAP operating expenses decreased by 26.5% year over year to RMB521.6 million (US$73.7 million) in the first quarter of 2020.

•

Research and development expenses decreased by 27.6% year over year to RMB142.6 million (US$20.1 million) in the first quarter of 2020. This decrease was primarily attributable to a reduction in the personnel for the Company’s utility products and related services business in overseas markets as well as the deconsolidation of LiveMe. Non-GAAP research and development expenses decreased by 24.7% year over year to RMB135.9 million (US$19.2 million) in the first quarter of 2020.

•

Selling and marketing expenses decreased by 30.7% year over year to RMB302.8 million (US$42.8 million) in the first quarter of 2020. This decrease was mainly due to the reduction in promotional activities for the Company’s utility products and related services business in the domestic market as well as the deconsolidation of LiveMe. Non-GAAP selling and marketing expenses decreased by 29.9% year over year to RMB304.0 million (US$42.9 million) in the first quarter of 2020.

•

General and administrative expenses decreased by 16.3% year over year to RMB88.6 million (US$12.5 million) in the first quarter of 2020. This decrease was primarily due to decreased professional fees and share based compensation. Non-GAAP general and administrative expenses decreased by 11.5% year over year to RMB87.3 million (US$12.3 million) in the first quarter of 2020.

Operating loss was RMB148.0 million (US$20.9 million) in the first quarter of 2020, compared to an operating loss of RMB17.7 million in the same period last year. Non-GAAP operating loss was RMB141.1 million (US$19.9 million) in the first quarter of 2020, compared to an operating profit of RMB9.0 million in the same period last year.

The Company has reported its operating profit (loss) along the following segments since the second quarter of 2017:

•

Operating profit for utility products and related services was RMB44.2 million (US$6.2 million) in the first quarter of 2020, compared to RMB123.2 million in the same period last year, which was mainly due to the decrease in revenues.

•

Operating loss for the mobile entertainment business was RMB36.4 million (US$5.1 million) in the first quarter of 2020, compared to RMB44.1 million in the same period last year, which was mainly attributable to the deconsolidation of LiveMe.

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•

Operating loss for AI and other business was RMB148.9 million (US$21.0 million) in the first quarter of 2020, compared to RMB70.1 million in the same period last year, mainly due to the increased investments in the Company’s AI-related business.

Share-based compensation expenses were RMB6.9 million (US$1.0 million) in the first quarter of 2020, compared to RMB26.7 million in the same period last year.

OTHER INCOME, NET

Other income, net was RMB42.9 million (US$6.1 million) in the first quarter of 2020, which was primarily due to increases in fair value of certain long-term investments.

NET INCOME/LOSS ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net loss attributable to Cheetah Mobile shareholders was RMB104.6 million (US$14.8 million) in the first quarter of 2020, compared to a net income attributable to Cheetah Mobile shareholders of RMB7.1 million in the same period last year.

Non-GAAP net loss attributable to Cheetah Mobile shareholders was RMB97.7 million (US$13.8 million) in the first quarter of 2020, compared to a net income attributable to Cheetah Mobile shareholders of RMB33.8 million in the same period last year.

NET INCOME/LOSS PER ADS

Diluted loss per ADS was RMB0.76 (US$0.11) in the first quarter of 2020, compared to RMB0.02 in the same period last year. Non-GAAP diluted loss per ADS was RMB0.71 (US$0.10) in first quarter of 2020, compared to diluted earnings per ADS of RMB0.17 in the same period last year.

BALANCE SHEET

As of March 31, 2020, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB2,345.1 million (US$331.2 million).

SHARES ISSUED AND OUTSTANDING

As of March 31, 2020, the Company had a total of 1,393,070,159 Class A and Class B ordinary shares issued and outstanding. One ADS represents 10 Class A ordinary shares.

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Business Outlook

For the second quarter of 2020, the Company expects its total revenues to be between RMB340 million (US$48 million) and RMB390 million (US$55 million). This amount reflects the fact that LiveMe’s revenues will no longer be included in the Company’s revenues. This forecast reflects Cheetah Mobile’s current and preliminary expectation, which assumes the COVID-19 situation would not have any significant unexpected disruption to our operations in the remainder of the second quarter.

Conference Call Information

The Company will hold a conference call on Wednesday, June 10 2020, at 8:00 a.m. Eastern Time (or 8:00 p.m. Beijing Time) to discuss its financial results. Listeners may access the call by dialing the following numbers:

International: +1-412-902-4272

United States Toll Free: +1-888-346-8982

Mainland China Toll Free: 4001-201-203

Hong Kong Toll Free: 800-905-945

Conference ID: Cheetah Mobile

The replay will be accessible June 17, 2020, by dialing the following numbers:

International: +1-412-317-0088

United States Toll Free: +1-877-344-7529

Access Code: 10144811

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cmcm.com.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB7.0808 to US$1.00, the exchange rate in effect as of March 31, 2020, as set forth in the H.10 statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile Internet company with global market coverage. It has attracted hundreds of millions of monthly active users through its mobile utility products such as Clean Master, casual games such as Piano Tiles 2, and Bricks n Balls. The Company provides its advertising customers, which include direct advertisers and mobile advertising networks through which advertisers place their advertisements, with direct access to highly targeted mobile users and global promotional channels. The Company also provides value-added services to its mobile application users through the sale of in-app virtual items on selected mobile products and games. Cheetah Mobile is committed to leveraging its cutting-edge artificial intelligence technologies to power its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

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Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures:

•	Non-GAAP cost of revenues excludes share-based compensation expenses

•	Non-GAAP gross profit excludes share-based compensation expenses

•	Non-GAAP gross margin excludes share-based compensation expense

•	Total non-GAAP operating expenses exclude share-based compensation expenses and impairment of goodwill

•	Non-GAAP research and development expenses exclude share-based compensation expenses

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•	Non-GAAP selling and marketing expenses exclude share-based compensation expenses

•	Non-GAAP general and administrative expenses exclude share-based compensation expenses

•	Non-GAAP operating profit/loss excludes share-based compensation expenses and impairment of goodwill

•	Non-GAAP net income/loss attributable to Cheetah Mobile shareholders excludes share-based compensation expenses and impairment of goodwill

•	Non-GAAP diluted income/loss per ADS excludes share-based compensation expenses and impairment of goodwill

The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc. Reconciliations of GAAP and Non-GAAP Results”.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779 ext. 1600

Email: helenjingzhu@cmcm.com

ICR Inc.

Xinran Rao

Tel: +1 (646) 417-5395

Email: IR@cmcm.com

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CHEETAH MOBILE INC.

Condensed Consolidated Balance Sheets

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

	As of
	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	983,004	876,845	123,834
Restricted cash	2,638	2,673	377
Short-term investments	1,369,118	1,465,580	206,979
Accounts receivable	469,276	387,026	54,659
Prepayments and other current assets	936,109	908,212	128,264
Due from related parties	233,255	232,205	32,794

Total current assets	3,993,400	3,872,541	546,907

Non-current assets:
Property and equipment, net	103,397	94,972	13,413
Right-of-use assets, net	183,563	169,586	23,950
Intangible assets, net	44,476	47,113	6,654
Investment in equity investees	194,473	192,782	27,226
Other long term investments	2,322,251	2,363,828	333,836
Due from related parties	25,533	18,749	2,648
Deferred tax assets	31,951	41,148	5,811
Other non-current assets	112,700	116,505	16,454

Total non-current assets	3,018,344	3,044,683	429,992

Total assets	7,011,744	6,917,224	976,899

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank loans	—	70,851	10,006
Accounts payable	87,524	75,732	11,485
Accrued expenses and other current liabilities	1,446,225	1,458,512	205,191
Due to related parties	92,210	64,919	9,168
Income tax payable	60,657	54,400	7,683

Total current liabilities	1,686,616	1,724,414	243,533

Non-current liabilities:
Deferred tax liabilities	82,847	93,699	13,233
Other non-current liabilities	247,734	182,586	25,787

Total non-current liabilities	330,581	276,285	39,020

Total liabilities	2,017,197	2,000,699	282,553

Shareholders’ equity:
Ordinary shares	225	226	32
Additional paid-in capital	2,649,342	2,656,081	375,110
Retained earnings	1,944,938	1,811,086	255,774
Accumulated other comprehensive income	337,773	389,437	54,999

Total Cheetah Mobile shareholders’ equity	4,932,278	4,856,830	685,915
Noncontrolling interests	62,269	59,695	8,431

Total equity	4,994,547	4,916,525	694,346

Total liabilities and equity	7,011,744	6,917,224	976,899

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CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share(or ADS) data)

	For The Three Months Ended
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	RMB	USD
Revenues	1,085,628	612,003	528,088	74,580
Utility products and related services	497,933	298,640	210,838	29,776
Mobile entertainment	556,230	285,058	285,492	40,319
AI and others	31,465	28,305	31,758	4,485
Cost of revenues (a)	(366,931)	(182,271)	(147,736)	(20,864)

Gross profit	718,697	429,732	380,352	53,716
Operating income and expenses:
Research and development (a)	(196,938)	(153,530)	(142,588)	(20,137)
Selling and marketing (a)	(436,629)	(343,993)	(302,753)	(42,757)
General and administrative (a)	(105,829)	(174,899)	(88,621)	(12,516)
Impairment of goodwill	—	(545,665)	—	—
Other operating income	3,002	7,910	5,596	790

Total operating income and expenses	(736,394)	(1,210,177)	(528,366)	(74,620)
Operating loss	(17,697)	(780,445)	(148,014)	(20,904)
Other income (expenses):
Interest income, net	31,617	18,849	17,854	2,521
Foreign exchange (loss) gain, net	(5,373)	5,478	(12,091)	(1,708)
Gain (loss) from equity method investments, net	6,141	(322)	(2,463)	(348)
Other income (loss), net	432	(151,665)	42,868	6,054

Income (loss) before taxes	15,120	(908,105)	(101,846)	(14,385)
Income tax (expenses) benefits	(12,434)	36,927	(6,539)	(923)

Net income (loss)	2,686	(871,178)	(108,385)	(15,308)
Less: net loss attributable to noncontrolling interests	(4,428)	(50,020)	(3,796)	(536)

Net income (loss) attributable to Cheetah Mobile shareholders	7,114	(821,158)	(104,589)	(14,772)

(Losses) Earnings per share
Basic	0.00	(0.60)	(0.08)	(0.01)
Diluted	0.00	(0.60)	(0.08)	(0.01)
(Losses) Earnings per ADS
Basic	(0.02)	(5.98)	(0.76)	(0.11)
Diluted	(0.02)	(5.98)	(0.76)	(0.11)
Weighted average number of shares outstanding
Basic	1,365,622,524	1,374,016,957	1,378,171,071	1,378,171,071
Diluted	1,392,184,524	1,374,016,957	1,378,171,071	1,378,171,071
Weighted average number of ADSs outstanding
Basic	136,562,252	137,401,696	137,817,107	137,817,107
Diluted	139,218,452	137,401,696	137,817,107	137,817,107
Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments	(82,541)	(60,937)	59,974	8,470
Unrealized gain (loss) on available-for-sale securities, net	3,498	4,241	(7,250)	(1,024)

Other comprehensive (loss) income	(79,043)	(56,696)	52,724	7,446

Total comprehensive loss	(76,357)	(927,874)	(55,661)	(7,862)
Less: Total comprehensive loss attributable to noncontrolling interests	(4,271)	(52,056)	(2,735)	(386)

Total comprehensive loss attributable to Cheetah Mobile shareholders	(72,086)	(875,818)	(52,925)	(7,476)

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CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share(or ADS) data)

	For The Three Months Ended
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020
(a) Share-based compensation expenses	RMB	RMB	RMB	USD
Cost of revenues	159	108	96	14
Research and development	16,512	15,995	6,737	951
Selling and marketing	2,827	1,058	(1,222)	(173)
General and administrative	7,153	14,155	1,292	182

Total	26,651	31,316	6,903	974

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CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for per share data )

	For The Three Months Ended March 31, 2020
	GAAP Result	Share-based Compensation	Non-GAAP Result	Non-GAAP Result
	RMB	RMB	RMB	USD
Revenues	528,088	—	528,088	74,580
Cost of revenues	(147,736)	96	(147,640)	(20,850)

Gross profit	380,352	96	380,448	53,730
Research and development	(142,588)	6,737	(135,851)	(19,186)
Selling and marketing	(302,753)	(1,222)	(303,975)	(42,930)
General and administrative	(88,621)	1,292	(87,329)	(12,334)
Other operating income	5,596	—	5,596	790

Total operating income and expenses	(528,366)	6,807	(521,559)	(73,660)
Operating loss	(148,014)	6,903	(141,111)	(19,930)
Net loss attributable to Cheetah Mobile shareholders	(104,589)	6,903	(97,686)	(13,796)
Diluted losses per ordinary share (RMB)	(0.08)	0.01	(0.07)
Diluted losses per ADS (RMB)	(0.76)	0.05	(0.71)
Diluted losses per ADS (USD)	(0.11)	0.01	(0.10)

	For The Three Months Ended December 31, 2019
	GAAP Result	Share-based Compensation	Non-GAAP Result
	RMB	RMB	RMB
Revenues	612,003	—	612,003
Cost of revenues	(182,271)	108	(182,163)

Gross profit	429,732	108	429,840
Research and development	(153,530)	15,995	(137,535)
Selling and marketing	(343,993)	1,058	(342,935)
General and administrative	(174,899)	14,155	(160,744)
Impairment of goodwill	(545,665)	545,665	—
Other operating income	7,910	—	7,910

Total operating income and expenses	(1,210,177)	576,873	(633,304)
Operating loss	(780,445)	576,981	(203,464)
Net loss attributable to Cheetah Mobile shareholders	(821,158)	576,981	(244,177)
Diluted losses per ordinary share (RMB)	(0.60)	0.42	(0.18)
Diluted losses per ADS (RMB)	(5.98)	4.20	(1.78)

	For The Three Months Ended March 31, 2019
	GAAP Result	Share-based Compensation	Non-GAAP Result
	RMB	RMB	RMB
Revenues	1,085,628	—	1,085,628
Cost of revenues	(366,931)	159	(366,772)

Gross profit	718,697	159	718,856
Research and development	(196,938)	16,512	(180,426)
Selling and marketing	(436,629)	2,827	(433,802)
General and administrative	(105,829)	7,153	(98,676)
Other operating income	3,002	—	3,002

Total operating income and expenses	(736,394)	26,492	(709,902)
Operating (loss) profit	(17,697)	26,651	8,954
Net income attributable to Cheetah Mobile shareholders	7,114	26,651	33,765
Diluted (losses) earnings per ordinary share (RMB)	0.00	0.02	0.02
Diluted (losses) earnings per ADS (RMB)	(0.02)	0.19	0.17

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CHEETAH MOBILE INC.

Information about Segment

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for percentage)

	For The Three Months Ended March 31, 2020
	Utility Products and Related Services	Mobile Entertainment	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB	USD
Revenue	210,838	285,492	31,758	—	528,088	74,580
Operating profit (loss)	44,169	(36,359)	(148,921)	(6,903)	(148,014)	(20,904)
Operating margin	20.9%	(12.7)%	(468.9)%	—	(28.0)%	(28.0)%

	For The Three Months Ended December 31, 2019
	Utility Products and Related Services	Mobile Entertainment	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenue	298,640	285,058	28,305	—	612,003
Operating profit (loss)	28,596	(120,310)	(111,750)	(576,981)	(780,445)
Operating margin	9.6%	(42.2)%	(394.8)%	—	(127.5)%

	For The Three Months Ended March 31, 2019
	Utility Products and Related Services	Mobile Entertainment	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenue	497,933	556,230	31,465	—	1,085,628
Operating profit (loss)	123,175	(44,148)	(70,073)	(26,651)	(17,697)
Operating margin	24.7%	(7.9)%	(222.7)%		(1.6)%

*	Unallocated expenses refer to SBC expenses and goodwill impairment that are not allocated to individual segments.

CHEETAH MOBILE INC.

Reconciliation from Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For The Three Months Ended
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	RMB	USD
Net income (loss) attributable to Cheetah Mobile shareholders	7,114	(821,158)	(104,589)	(14,772)
Add:
Income tax expenses (benefits)	12,434	(36,927)	6,539	923
Interest income, net	(31,617)	(18,849)	(17,854)	(2,521)
Depreciation and amortization	16,351	16,108	18,548	2,619
Net loss attributable to noncontrolling interests	(4,428)	(50,020)	(3,796)	(536)
Other (income) loss, net	(1,200)	146,509	(28,314)	(3,998)
Share-based compensation	26,651	31,316	6,903	974
Impairment of goodwill	—	545,665	—	—

Adjusted EBITDA	25,305	(187,356)	(122,563)	(17,311)

CHEETAH MOBILE INC.

Revenues Generated from PC-based and Mobile-based Applications and Services

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For The Three Months Ended
	March 31, 2019	31-Dec-19	March 31, 2020	March 31, 2020
	RMB	RMB	RMB	USD
PC	120,278	123,842	117,502	16,594
Mobile	965,350	488,161	410,586	57,986

Total	1,085,628	612,003	528,088	74,580

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CHEETAH MOBILE INC.

Revenues Generated from Domestic and Overseas Markets

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For The Three Months Ended
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	RMB	USD
Domestic	424,323	282,049	234,335	33,094
Overseas	661,305	329,954	293,753	41,486

Total	1,085,628	612,003	528,088	74,580

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